UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Oculis Holding AG

(Name of Issuer)

Ordinary Shares, CHF 0.01 par value per share

(Title of Class of Securities)

H5870P102

(CUSIP Number)

March 2, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5870P102	Page 2 of 5

1.	Names of Reporting Persons Brunnur vaxtarsjóður slhf
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Iceland
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 2,335,841
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 2,335,841
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,335,841
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.1% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	This percentage is calculated based upon 32,733,373 Ordinary Shares outstanding as of December 31, 2022, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2023.

CUSIP No. H5870P102	Page 3 of 5

Item 1.

	(a)	Name of Issuer Oculis Holding AG
	(b)	Address of Issuer’s Principal Executive Offices Bahnhofstrasse 7 CH-6300 Zug, Switzerland

Item 2.

	(a)	Name of Person Filing Brunnur vaxtarsjoður slhf
	(b)	Address of Principal Business Office or, if none, Residence Borgartun 33, post code 105 Reykjavik, Iceland
	(c)	Citizenship Iceland
	(d)	Title of Class of Securities Ordinary Shares, CHF 0.01 par value per share (“Ordinary Shares”)
	(e)	CUSIP Number H5870P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of May 3, 2023:

	(a)	Amount beneficially owned: See Row 9 of cover page for the Reporting Person
	(b)	Percent of class: See Row 11 of cover page for the Reporting Person
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for the Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for the Reporting Person.

CUSIP No. H5870P102	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. H5870P102	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2023

Brunnur vaxtarsjoður slhf

By:	/s/ Ólafur Jóhannsson
Name: Ólafur Jóhannsson
Title: Managing Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).